March 27, 2019

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust
c/o GraniteShares LLC
205 Hudson Street, 7th Floor
New York, New York 10013

       Re: GraniteShares Gold Trust
           Registration Statement on Form S-3
           Filed March 22, 2019
           File No. 333-230462

Dear Mr. Rhind:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Erin
E. Martin, Legal
Branch Chief, at (202) 551-3391 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    W. Thomas Conner